UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2005

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FOR IMMEDIATE RELEASE
Contacts:	Gravity Co. Ltd
John C. Chung
82-2-2019-6014
chchung@gravity.co.kr
- or -
Brian Rafferty
Taylor Rafferty, New York
1-212-889-4350
- or -
John Dudzinsky
Taylor Rafferty, London
44-20-7614-2900
gravity@taylor-rafferty.com

GRAVITY ANNOUNCES ITS PLAN TO
PARTICIPATE IN ONLINE GAME DEVELOPMENT FUND

GRAVITY Co., Ltd. (Nasdaq: GRVY), Seoul, Korea, December 21, 2005.  Gravity announced that it has decided to invest Japanese Yen 1 Billion in “Online Game Revolution Vol. 1,” an investment fund organized in Japan, pursuant to the approval of Gravity’s board of directors meeting held on November 29, 2005. “Online Game Revolution Vol.1” (“Online Game Fund”), with a total proposed investment size of Japanese Yen 10 Billion, has an investment objective of investing in companies which develop online games in Japan.  Movida Investment Inc., an affiliate of SoftBank Group (“Movida”), will operate the fund as the general partner of the fund.

Several Japanese and Korean developers of online games, including CJ Internet Corp. have agreed to invest in Online Game Fund. Mr. Il Young Ryu, the chief executive officer of Gravity said, “We hope that we will be able to contribute to the development of the online game industry in Japan with this investment, as the fund will invest in early-stage online game companies in Japan.  We further hope that, in connection with this investment, we will be able to strengthen our online game publishing capability by gaining access to promising online games developed by investee companies, in addition to achieving appropriate rates of return as an investor in the fund.” Mr. Ryu also noted, “We are also contemplating future investment in another fund (Global Highway Fund), contemplated target investment size of approximately 100 Billion KRW which will target developers of games and game related technology companies in Korea and elsewhere. We intend to continue to utilize some of our available cash to invest indirectly in companies with excellent technical competence and capability to commercially offer their products.”

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 20 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 12/21/2005
	By:	/s/ John C. Chung

	Name:	John C. Chung
	Title:	Investor Relations Officer